January 8, 2025

Saagar Govil
Chief Executive Officer
CEMTREX INC
135 Fell Court
Hauppauge, NY 11788

       Re: CEMTREX INC
           Registration Statement on Form S-3
           Filed on December 20, 2024
           File No. 333-283995
Dear Saagar Govil:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed December 20, 2024
General

1. We note multiple Schedule 13Gs have been filed in 2024. Please tell us what consideration you gave to including these persons or other potential beneficial owners of more than five percent of any class of your voting securities in the beneficial ownership table in your 2024 Form 10-K. Refer to Item 403 of Regulation S-K.
2.     Please revise the registration statement to incorporate your 2024 Form
10-K
       and include an updated auditor's consent.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 January 8, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing